Exhibit 12.1
Regeneron Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(Dollars in thousands)

						Six months
						ended
	Years ended December 31,					June 30,
	2002	2003	2004	2005	2006	2007
Earnings:
Income (loss) from continuing operations before income (loss) from equity investee	$(124,350)	$(107,395)	$41,565	$(95,456)	$(103,150)	$(56,691)
Fixed charges	13,685	14,108	14,060	13,687	13,643	6,854
Amortization of capitalized interest	—	33	78	78	73	12
Interest capitalized	(222)	(276)	—	—	—	—

Adjusted earnings	$(110,887)	$(93,530)	$55,703	$(81,691)	$(89,434)	$(49,825)

Fixed charges:
Interest expense	$11,859	$11,932	$12,175	$12,046	$12,043	$6,022
Interest capitalized	222	276	—	—	—	—
Assumed interest component of rental charges	1,604	1,900	1,885	1,641	1,600	832

Total fixed charges	$13,685	$14,108	$14,060	$13,687	$13,643	$6,854

Ratio of earnings to fixed charges	(A )	(A )	3.96	(A )	(A )	(A )

(A)	Due to the registrant’s losses for the years ended December 31, 2002, 2003, 2005, and 2006, and for the six months ended June 30, 2007, the ratio coverage was less than 1:1. To achieve a coverage ratio of 1:1, the registrant must generate additional earnings of the amounts shown in the table below.

					Six months
					ended
	Years ended December 31,				June 30,
	2002	2003	2005	2006	2007
Coverage deficiency	$124,572	$107,638	$95,378	$103,077	$56,679